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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                         Network Long Distance, Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                                 Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                  64121K105
                           ----------------------------
                                (CUSIP NUMBER)



   Albert A. Woodward, Maun & Simon, PLC, 2000 Midwest Plaza Building West,
                              801 Nicollet Mall,
                     Minneapolis, MN  55402  612-904-7400
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 May 12, 1997
                       --------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D


CUSIP NO.  64121K105                          PAGE     2   OF    5   PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Oswald A. Friend as Trustee for 1993 Friend Family Revocable Trust

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

         SC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY              1,555,239
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,555,239
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         11.2%
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

CUSIP NO. 64121K105                                         PAGE 3 OF 5 PAGES


ITEM 1. SECURITY AND ISSUER

      This statement relates to the common stock of Network Long Distance, Inc. ("Network") having its principal place of business at 525 Florida Street, Baton Rouge, Louisiana, 70801.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is filed by (the "Holder"):

2. Oswald A. Friend as Trustee of the 1993 Friend Family Revocable Trust c/o Kirkland Consultants, 10016 Northeast 115th Lane, Kirkland, Washington 98033
      Mr. Friend is a business consultant and a United States citizen

      The above referenced Holder (or the general partners listed above) has not, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The common stock of Network was acquired by Holder in exchange for its stock of National Teleservice, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

      The Holder acquired the common stock of Network in connection with an exchange of shares of National Teleservice, Inc. for shares of Network.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Information with respect to the aggregate number of shares of voting common stock, and the percentage of all outstanding shares of common stock beneficially owned as of December 30, 1996 by each of the Holders is set forth below (the Holders have sole voting and dispositive power with respect to the number of shares listed):

                                                                            Percentage of
           Name                                 Number of Shares          Outstanding Shares *
           ----                                 ----------------          --------------------
      Oswald A. Friend as Trustee
      of 1993 Friend Family Revocable Trust       1,555,239                   11.2%


CUSIP NO. 64121K105                                         PAGE 4 OF 5 PAGES


      The Holder's response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.

      At May 12, 1997, Network had 13,875,099 shares of common stock outstanding.

      Transactions by the Holder in the securities of Network in the last 60 days are as noted above, occurring on May 12, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                  REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

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CUSIP NO. 64121K105                                         PAGE 5 OF 5 PAGES


SIGNATURE


After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: May 12, 1997

O.A. FRIEND TRUSTEE AND HIS SUCCESSOR IN TRUST
UNDER THE 1993 FRIEND FAMILY REVOCABLE TRUST



/s/ O.A. Friend
---------------------------
O.A. FRIEND